investment offering by signing up for our email list here. You can also follow us on Facebook and Instagram. God bless you!

SIGN UP FOR OUR EMAIL LIST


Jesus Christ who I'm trying to please.
"THERE'S A CREATOR BEHIND THAT—A GOD, AND THAT GOD IS IN THE FORM OF JESUS CHRIST."
NEW MOVIE ABOUT EVANGELICAL CHRISTIAN DOCTOR WHO BROUGHT SIGHT TO MILLIONS. CLICK PLAY TO WATCH HIS TESTIMONY!
GOD IS GLORIFIED ON AMERICAN IDOL FINALE AS CECE WINANS SINGS POWERFUL RENDITION OF "GOODNESS OF GOD"

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

CHRISTIAN MOVIES.FUN

ChristianMovies.fun is a new Christian streaming platform and entertainment company.
We are on a mission to spread the Gospel of Jesus Christ through movies and shows.

Get in Touch

info@christianmovies.fun

(205) 286-2057

Navigation

- Home
- About Us
- Our Team
- Invest
- Our Projects
- Press